United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The American Express Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The American Express Company

RE: The case for voting FOR Item 4 on the 2025 Proxy Ballot (“Shareholder Proposal Relating to DEI Goals in Executive Pay Incentives”)

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 5 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote FOR Item 4, which it sponsors, on the 2025 proxy ballot of The American Express Company (“Amex” or the “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Board of Directors’ Compensation and Benefits Committee to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI goals from compensation inducements.

Introduction

This Proposal addresses concerns arising from executive compensation practices that incorporate demographic-based “diversity, equity, and inclusion” (DEI) targets. By tying pay to these metrics, Amex exposes itself to legal complications, reputational damage, and questions about whether such targets undermine neutral, performance-based decision-making. This memorandum outlines why eliminating these DEI-linked incentives would better align the Company with sound governance and reduce the risk of costly discrimination claims. In pursuing this course, shareholders can help ensure that management focuses on cultivating proven talent strategies that maintain investor confidence and uphold regulatory standards.

Following the death of George Floyd and the race riots of 2020, many companies enhanced and raised the profile of their diversity, equity, and inclusion (DEI) policies. The implementation of these practices reached a peak in early 2023, but the tide has since turned.[1] DEI has fallen out of favor, and growing number of corporations—including Meta, Amazon, McDonald’s, Boeing, Caterpillar, Ford, Harley-Davidson, and Walmart—have rethought their DEI policies.[2]

The DEI backlash moved from the corporate sphere to the political one when President Donald Trump signed an executive order ending DEI programs across the federal government.[3]

Amex followed the post-Floyd pack on DEI. The Company even added DEI metrics to its executive compensation plans. For numerous reasons outlined below, DEI programs diminish shareholder value, and DEI compensation factors incentivize executives to continue their pursuit despite obvious drawbacks. The Proposal advocates for consideration of their removal to protect shareholder interests.

1 Taylor Telford. "Corporate Diversity Job Cuts," Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/

3 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/

Amex’s Substantial DEI Commitment

The Company launched its “inaugural” DEI report in November 2021 with a press release that has since been removed from its website.[4] The plan detailed how Amex would launch a $1 billion action plan “to promote racial, ethnic, and gender equity,” and that by August 2022, the Company had already exceeded that spending goal,[5] including contracts with diverse suppliers, resources for minority-owned businesses, pay equity investments, colleague training, and philanthropic contributions.

Additionally, the Company pledged to achieve 100% pay equity for colleagues across genders globally and across races/ethnicities in the U.S. in 2020. Amex also enhanced transparency by disclosing its hiring, promotion, and retention efforts, with 48% of new hires globally being women and 50% of U.S. new hires being racially or ethnically diverse.

Since this time Amex has continued to push its DEI agenda. The Company established a new goal to spend an additional $3 billion on DEI initiatives globally through 2025, ostensibly bringing its total spending to $4 billion. Moreover, Chris Rufo of the Manhattan Institute uncovered the Company’s diversity training materials promoting Critical Race Theory (CRT), which portrays America as inherently racist, and capitalism as part of the problem.6 The Company faced pressure to disclose hiring and promotion data influenced by race and gender. Their diversity sessions included discussions on “intersectionality” and alleged biases of straight, white males, along with a focus on “macro-aggressions” viewed as racist speech, even when unintentional. A speaker at one session claimed racism persists in America despite legal progress and historical milestones like affirmative action.7 Reports also suggested Amex criticized capitalism as inherently racist.

Recent trends away from DEI

Amex would be wise to reconsider its allegiance to the DEI agenda. Since the June 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College, the landscape of

4 American Express, “American Express releases its inaugural diversity, equity, and inclusion report,” November 17, 2021, See https://web.archive.org/web/20211204114502/https://ir.americanexpress.com/news/investor-relations-news/investor-relations-news-details/2021/American-Express-Releases-its-Inaugural-Diversity-Equity-and-Inclusion-Report/default.aspx

5 ESG News, “American Express releases 2022 diversity, equity & inclusion report,” November 28, 2022, See https://esgnews.com/american-express-releases-2022-diversity-equity-inclusion-report/

6 Charles Gasparino, “Ax the ‘woke’ American Express philosophy,” New York Post, March 11, 2023, See https://nypost.com/2023/03/11/ax-the-woke-american-express-philosophy/

7 Christopher F. Rufo, “Lie of credit—American Express tells its workers capitalism is racist,” New York Post, August 11, 2021, See https://nypost.com/2021/08/11/american-express-tells-its-workers-capitalism-is-racist/

DEI programs has shifted dramatically.[8] Across higher education, hundreds of institutions have dismantled DEI offices and initiatives under increasing external and legal pressures. This ripple extends beyond academia, with growing scrutiny directed at corporate DEI efforts.[9]

Merely weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies, signaling that the Supreme Court’s ruling could impact DEI initiatives.[10] These letters suggested that some DEI programs may conflict with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of racially discriminatory elements within such programs, leaving businesses grappling with uncertainty about their practices’ legality.

Prior legal guidance that supported certain race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance while considering whether these programs are effectively fostering inclusivity or unintentionally perpetuating bias.11

For example, in the year following George Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6% of these roles went to white applicants, even though white Americans constitute 76% of the U.S. population.12 13 14 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equity requirement.

8 Amy Howe, "Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

9 Erin Gretzinger, Maggie Hicks, Christa Dutton, and Jasper Smith, “Tracking higher ed’s dismantling of DEI,” The Chronicle of Higher Education, March 21, 2025, See https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei

10 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to cease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292

11 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny

12 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, Sept. 26, 2023. See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/.

13 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white.

14 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964. Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

As the Proposal explains:

Corporate compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”15

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”16

Also:

FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”17

Furthermore, corporations may now face additional exposure to lawsuits alleging breaches of fiduciary duties by executives linked to their oversight or enforcement of DEI policies. The recent $28.3 million judgment against Starbucks, in a case involving allegations of discriminatory firing practices, offers a stark reminder of the financial and reputational risks involved.

Amex continues its marriage to the DEI agenda, only in a hidden way

These developments raise critical questions about the prudence of embedding DEI goals in executive compensation structures. As such, Amex should revisit its incentive guidelines for executive pay and consider eliminating discriminatory DEI goals from compensation

15 Lara A. Flath, David E. Schwartz and Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion

16 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

17 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration inducements. Although the Company claims that its “executive compensation program no longer uses diversity performance goals,” the truth is that Amex simply hides its DEI agenda better than it used to. Indeed, the Company hides its DEI assessment in a basket of “factors” that qualitatively determine compensation.

Amex also claims in its proxy

opposition statement that “the ultimate result sought by the proposal has already been achieved” and that “the request is no longer relevant and is therefore unnecessary,” but the U.S. Securities and Exchange Commission (SEC) ruled that the Company did not do so, which renders the Company’s claim as materially misleading to shareholders.[18]

DEI dilutes workplace effectiveness

One of the many reasons why an increasingly number of corporations are moving away from DEI is simple: It doesn’t work. A growing body of evidence shows DEI initiatives run counter to the stated goals and, frequently, worsen divides, cause tensions, and even produce more discrimination.

Research cited by Harvard Business Review found that compulsory diversity training can provoke defensiveness or resistance among employees, especially when they perceive the program as coercive.19 This defensiveness can lead to counterproductive behaviors, such as reinforcing stereotypes or increasing animosity between groups. Additionally, DEI programs can sometimes create tension or backlash in workplaces where employees feel such efforts unfairly prioritize certain groups over others.

DEI programs cross the line into discriminatory practices themselves. For example, one analysis suggests that certain DEI-driven government programs prioritized specific identities in hiring and promotions, leading to claims of reverse discrimination or exclusion of qualified individuals.20 If not carefully designed, these initiatives could alienate employees who feel overlooked, resulting in a less cohesive workforce.

Another significant challenge posed by aggressive DEI initiatives is the inefficient allocation of corporate resources. DEI programs, often backed by substantial budgets, direct critical resources toward initiatives that fail to deliver measurable business benefits. Financial commitments to costly DEI trainings, external consultations, and so-called pay equity

18 See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpcamerican31325-14a8.pdf.

19 Frank Dobbin and Alexandra Kalev, “Why diversity programs fail,” Harvard Business Review, July-August 2016, See https://hbr.org/2016/07/why-diversity-programs-fail

20 The White House, “Ending radical and wasteful government DEI programs and preferencing,” January 20, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-radical-and-wasteful-government-dei-programs-and-preferencing/

investments can come at the expense of other vital areas, such as product innovation, technology upgrades, or workforce development programs.

The scale of misallocated resources becomes more glaring when considering data indicating diminishing returns on DEI investments. Even research from the likes of McKinsey & Company, which supports DEI in general, highlights that while diverse teams may demonstrate improved innovation under certain conditions, these outcomes only occur when diversity is paired with a strong culture of inclusion and effective leadership.21 Without these additional factors, the financial and operational investments required for DEI efforts often fail to justify their costs.

For Amex, with its $4 billion DEI pledge through 2025, the opportunity cost of such spending should not be ignored. Allocating such a significant proportion of budgetary and managerial attention to DEI may come at the expense of initiatives more closely aligned with measurable shareholder returns. This is a critical misstep in fulfilling fiduciary responsibilities to investors.

Conclusion

The growing legal, financial, and operational risks tied to DEI initiatives underscore the urgent need for Amex to reassess its strategies. Investors must question whether embedding DEI-related goals – however they factor into bonus formulas, whether metric-based or at the Board’s discretion – into compensation frameworks, truly aligns with the company’s core missions of growth, profitability, and operational excellence.

Amex’s continued commitment to DEI, while veiled in broader “qualitative” metrics for executive pay, signals a reluctance to acknowledge the changing corporate landscape. The decision to dilute transparency rather than scale back initiatives places Amex on a path of continued exposure to criticisms of discriminatory practices, potential legal liabilities, and misused resources that undermine workforce unity and effectiveness.

Shareholders, as primary stakeholders in the company’s governance, should demand clarity and accountability from Amex leadership on these matters. Fiduciary duty requires minimizing risks that threaten the long-term stability and profitability of the organization, including risks stemming from ill-conceived DEI policies.

The Company should reconsider its approach to DEI programs by focusing on merit-based policies and operational efficiency. Key recommendations include removing DEI-related metrics from executive compensation in favor of performance indicators tied to shareholder value, shifting to merit-based hiring and promotion practices, and conducting legal audits to ensure compliance with anti-discrimination laws. Resources should be redirected to systemic improvements like mentorship programs and professional development, while enhancing

21 McKinsey & Company, “Diversity matters even more: The case for holistic impact,” December 5, 2023, See https://www.mckinsey.com/featured-insights/diversity-and-inclusion/diversity-matters-even-more-the-case-for-holistic-impact transparency by clearly communicating hiring, promotion, and training policies to foster accountability and shareholder trust.

Thus a vote FOR Item 4 reinforces the importance of compensation structures grounded in performance and compliance, rather than race and gender demographics.

Photo credits:

Page 2: BLM riots in Minneapolis – Chad Davis, Creative Commons

Page 3: American Express sign – jontintingordon, Creative Commons

Page 4: U.S. Supreme Court building – VoxLive, Creative Commons

Page 6: American Express Chairman/CEO Stephen Squeri/BloombergTV screengrab via YouTube

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For questions regarding The American Express Company, Item 4 – requesting the Board of Directors to “Revisit DEI Goals in Executive Pay Incentives,” submitted by National Legal and Policy Center – please contact Luke Perlot, associate director of NLPC’s Corporate Integrity Project, via email at lperlot@nlpc.org.